FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 28, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   August 28, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ENTERS STRATEGIC PARTNERSHIP WITH
NAVISYSTEM MARINE ELECTRONICS

Partnership facilitates Company’s expansion into the maritime satellite communication market

VANCOUVER, CANADA August 28, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that it has entered into a strategic partnership with Italy-based Navisystem Marine Electronics S.R.L. (“Navisystem”), a provider of maritime very small aperture terminals (“VSAT”).

As per the terms of the agreement, Norsat will sell Navisystem’s marine satellite terminals under the Norsat brand in North America, and Navisystem will act as a non-exclusive reseller of Norsat’s satellite systems in Europe, the Middle East and Asia. In addition, the two companies will explore opportunities for joint development projects, working to leverage each company’s respective technology expertise to introduce a suite of marine satellite terminals that meets the varying needs of government and commercial maritime markets worldwide.

“A 2008 objective for Norsat is to establish a foothold in the global maritime satellite communication market, and this strategic partnership is a key first step,” said Dr. Amiee Chan, President and CEO, Norsat International. “Navisystem is a leading developer of maritime satellite terminals, making its product offering a natural addition to our portfolio of satellite systems. We look forward to working with Navisystem to further expand our product suite in an effort to become a strong player in the worldwide maritime satellite communication market.”

“Partnering with Norsat expands our geographic reach, enabling us to better capitalize on the global demand for maritime satellite communication systems,” said Dr. Brunello Locatori at Navisystem. “By leveraging Norsat’s strong brand and leadership position in the portable satellite terminal industry, we believe we will be well positioned to effectively penetrate the North American market.”

Norsat and Navisystem will be jointly exhibiting at the Cannes International Boat and Yacht Show, September 10th, 2008 - September 15th, 2008 in Cannes, France; the Genoa 48th International Boat Show (Salone Nautico Internazionale di Genova),   October 4th- October 12th, 2008 in Genova, Italy;  the 49th International Boat Show, October 25th, 2008 - November 2nd 2008 in Hamburg, Germany; the 49th Annual Fort Lauderdale International Boat Show, October 30th, 2008 - November 3rd, 2008 in Ft. Lauderdale, Florida; and the Marine Equipment Trade Show (METS), November 18th – 20th, 2008 in Amsterdam, the Netherlands.

Navisystem Marine Electronics S.R.L.

Navisystem Marine Electronics, S.R.L., founded in 1993, specializes in the design and development of maritime satellite systems.  The Massarosa, Italy-based company has a comprehensive portfolio of 48 antenna models ranging from 44 cm to 150cm, which have found success with small boats, mega yachts, commercial ships and cruise ships.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Kristen Dickson

President & CEO

The Equicom Group

Tel: 604 821-2808

Investor Relations

Email: achan@norsat.com

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended June 30th, 2008, and the Management Discussion and Analysis for the three months ended June 30th, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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